

Mail Stop 3561

December 28, 2017

Petros Panagiotidis
Chairman and Chief Executive Officer
Castor Maritime Inc.
Victory House, 205 Archbishop Makarios Avenue
Limassol 3030, Cyprus

> **Re: Castor Maritime Inc.**
> **Draft Registration Statement on Form F-4**
> **Submitted December 1, 2017**
> **CIK No. 0001720161**

Dear Mr. Panagiotidis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that the cover letter to your submission indicates that the company is filing this registration statement on Form F-4 and intends to conduct an exchange relating to those common shares issued in the Private Placement (other than those common shares held by affiliates of the Company, if any) based on the no-action letter to <u>Exxon Capital Holdings Corporation</u> (available May 13, 1988) and related letters including <u>Corimon C.A. S.A.C.A</u> (available March 22, 1993) and <u>Vitro, Sociedad Anonima</u> (available November 19, 1991). Please provide your analysis as to why you believe it is appropriate for you to rely upon such letters.

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We note your disclosure that the Company will apply to list the Exchange Shares on the Nasdaq Capital Market. Please tell us how a trading price in the securities will be established after the exchange offer.

Prospectus Cover Page

4. Please disclose whether any national securities exchange lists the securities offered.

Prospectus Summary, page 1

5. Please revise to distinguish between the services that you currently provide, and the services that you intend to provide in the future.

Risk Factors, page 7

We may not be able to re-charter or obtain new and favorable charters…, page 15

6. Please revise this risk factor to state the expiration date of your current charter.

The aging of our Vessel may result in increased operating costs in the future, page 17

7. Please revise to disclose the age of your current vessel in this risk factor.

Risks Relating to Our Series A Preferred Shares, page 21

8. Please revise to clarify how the risks relating to your Series A Preferred Shares present risks to the registrant or the holders of common shares to be received in this offering.

Employees, page 48

9. Please reconcile your disclosure that Mr. Panagiotidis is your only employee with your disclosure on page 37 that you employ approximately 22 officers and crew for your vessel.

Security Ownership of Certain Beneficial Owners and Management, page 50

10. Please identify the natural persons who have voting or dispositive power with respect to the shares held by Universe Shipping Inc. and Simple Life Corp.

Index to Consolidated Financial Statements

Note 7. Financial Instruments and Fair Value Disclosure
Derivative Financial Instruments, page F-13

11. We note that you realized a gain of $475,530 related to your forward freight agreements. Please tell us in further detail the nature and basis of the gain. Specifically, please clarify if this gain relates to recording the fair value of the agreements in earnings because they do not qualify for hedge accounting or if it is separate from marking the contracts to market.

Exhibit Index

12. Please file all material contracts required by Item 601(b)(10) of Regulation S-K. For example, please file your charter agreement with Glencore Agriculture B.V. and your management agreement with Pavimar S.A. In the alternative, please provide your analysis as to why you are not required to file such agreements.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.